FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	May 14, 2019	By...../s/………Sachiho Tanino………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2019

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2019

CANON  INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Operating Results and Financial Conditions	3

	(3)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2019	6

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	8

IV	Financial Statements

	(1)	Consolidated Financial Statements	9

	(2)	Other Information	39

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I . Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Three months ended March 31, 2019	Three months ended March 31, 2018	Year ended December 31, 2018

Net sales	864,466	960,712	3,951,937

Income before income taxes	46,113	85,759	362,892

Net income attributable to Canon Inc.	31,308	57,113	252,755

Comprehensive income (loss)	25,051	(37,081)	143,373

Canon Inc. shareholders’ equity	2,762,584	2,742,818	2,827,602

Total equity	2,954,067	2,964,164	3,017,913

Total assets	4,896,542	4,978,423	4,899,465

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	29.00	52.89	234.09

Diluted (yen)	28.99	52.89	234.08

Canon Inc. shareholders’ equity to total assets (%)	56.4	55.1	57.7

Cash flows from operating activities	60,869	42,143	365,293

Cash flows from investing activities	(51,632)	(49,921)	(195,615)

Cash flows from financing activities	(87,000)	(95,721)	(354,830)

Cash and cash equivalents at end of period	441,096	600,711	520,645

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

3.	There were no dilutive securities during the three months ended March 31, 2018.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 370 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of March 31, 2019, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the three months ended March 31, 2019.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2019.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Operating Results

Looking back at the global economy in the first quarter of 2019, the U.S. economy remained strong due to solid consumer spending supported by improved employment conditions. For the European economy, the manufacturing sector turned bearish with exports continuing to decline in Germany and the U.K. The Chinese economy faced a slowdown due to sluggish capital investments in the private sector and decreasing imports. As a knock-on effect, growth has slowed for emerging economies, including Southeast Asia. In Japan, while employment conditions continued to improve, the economy remained in a state of gradual recovery due to sluggish overseas demand. Looking at the global economy as a whole, the negative effects of trade friction came to a head and the global economy overall showed the trend of further slowdown.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers remained firm supported by the trend of shifting from monochrome to color models. The market for cameras continued to decline and the demand for inkjet printers decreased compared with the same period of the previous year. While demand for medical equipment slowed down in Japan, overseas demand grew moderately. Within the Industry and Others sector, although customers continued to postpone capital investment, demand for network cameras enjoyed solid growth.

The average value of the yen during the quarter was ¥110.31 against the U.S. dollar, a year-on-year depreciation of approximately ¥2, and ¥125.17 against the euro, a year-on-year appreciation of approximately ¥8.

During the first quarter, unit sales of office MFDs increased compared with the same period of the previous year, with color-model office MFDs achieving higher growth than the market average. Unit sales of laser printers decreased compared with the same period of the previous year, mainly due to sluggish economic conditions in emerging countries. Unit sales of interchangeable-lens digital cameras decreased compared with the same period of the previous year, due to the slowdown of Chinese economy as well as the contraction of the market for entry-class models. Looking at inkjet printers, although unit sales of refillable ink tank models increased, overall unit sales decreased compared with the same period of the previous year due to the shrinking market for home-use models. Sales of medical equipment decreased, mainly due to the effects of such temporary factors as the postponement of investment by customers in Europe amid an economic slowdown. For industrial equipment, sales of lithography equipment and manufacturing equipment for organic LED (OLED) panels decreased compared with the same period of the previous year, due to the fact that capital investment for semiconductor memory and small- and medium-size display panels continued to slow down. On the other hand, sales of network cameras increased steadily in response to the diversified needs of customer amid increasing market demand. Under these conditions, first-quarter net sales decreased by 10.0% year on year to ¥864.5 billion. The gross profit ratio dropped by 1.1 points to 45.2% mainly due to the negative effect of currency exchange rates. Although operating expenses decreased by 4.8% year on year to ¥349.9 billion mainly due to Group-wide efforts to thoroughly manage expenses, operating profit decreased by 47.6% year on year to ¥40.4 billion. Other income (deductions) decreased by ¥3.0 billion, mainly due to a reduction in foreign currency exchange gains and losses, and income before income taxes decreased by 46.2% year on year to ¥46.1 billion and net income attributable to Canon Inc. decreased by 45.2% year on year to ¥31.3 billion.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥29.00, a year-on-year decrease of ¥23.89.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s first-quarter performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, thanks to expanded sales of such models as the imageRUNNER ADVANCE Gen3 2nd Edition series, which enhances convenience through compatibility with external cloud services, and color models targeting the production printing market. As for laser printers, although sales were strong for new color models that achieve low power consumption, compact body designs and high productivity, sales of both hardware and consumables decreased overall compared with the same period of the previous year due to the economic slowdown in emerging countries. These factors resulted in total sales for the business unit of ¥425.6 billion, a year-on-year decrease of 3.9%, while income before income taxes decreased by 13.5% year on year to ¥46.7 billion.

Within the Imaging System Business Unit, Canon maintained the top share of the overall interchangeable-lens digital camera market, mainly in key countries in Europe and the Americas as well as in Japan and China. Sales growth for mirrorless cameras was higher than the market average, thanks to such models as the EOS R, equipped with a full-frame sensor, and the entry-class EOS Kiss M. However, unit sales decreased overall compared with the same period of the previous year, mainly due to the more rapid decrease in demand than expected resulting from both the shrinking market and the slowdown of the Chinese economy. As for digital compact cameras, unit sales decreased compared with the same period of the previous year amid the shrinking market. For inkjet printers, unit sales of refillable ink tank models increased mainly in emerging markets. However, unit sales decreased overall compared with the same period of the previous year, due to decreasing demand for home-use models in developed countries. As a result, sales for the business unit decreased by 17.0% to ¥176.3 billion year on year, while income before income taxes decreased by 81.1% year on year to ¥5.0 billion.

Within the Medical System Business Unit, sales were strong for the newly launched computed tomography (CT) systems intended to enhance the product line-up and sales for the business unit grew in the United States. However, with customers postponing investment due to sluggish economic conditions, sales in Europe faced a temporary slowdown, resulting in decreased sales overall. As a result, sales for the business unit decreased by 6.5% to ¥109.4 billion year on year, while income before income taxes decreased by 38.0% year on year to ¥6.5 billion.

In the Industry and Others Business Unit, although the market for automotive devices remained strong, sales of semiconductor lithography equipment declined overall due to restrained investment in memory devices. Additionally, for FPD (flat panel display) lithography equipment and OLED panel manufacturing equipment, sales decreased compared with the same period of the previous year due to the slowdown of the smartphone market. Sales of network cameras were strong amid increasing market demand, particularly for Axis. Consequently, sales for the business unit decreased by 17.1% to ¥176.5 billion year on year, while income before income taxes decreased by 67.0% year on year to ¥5.3 billion.

Financial Conditions

Total assets decreased by ¥2.9 billion to ¥4,896.5 billion at March 31, 2019, compared to the end of previous year, mainly due to the decrease of cash and cash equivalents with the dividends to Canon Inc. shareholders and the decrease of trade receivables, although operating lease right-of-use assets increased due to applying the new accounting standard. Total liabilities increased by ¥60.9 billion to ¥1,942.5 billion at March 31, 2019, compared to the end of previous year, mainly due to the increase of current and noncurrent operating lease liabilities to apply the new accounting standard same as total assets. Total equity decreased by ¥63.8 billion to ¥2,954.1 billion at March 31, 2019, compared to the end of previous year, mainly due to the dividends to Canon Inc. shareholders and the increase of accumulated other comprehensive loss resulting from the appreciation of the yen.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

During the first quarter of 2019, cash flow from operating activities totaled ¥60.9 billion, an increase of ¥18.7 billion compared with the same period of the previous year, owing to improvements in such working capital as trade receivables. Cash flow used in investing activities increased by ¥1.7 billion year-on-year to ¥51.6 billion mainly due to an increase of time deposits with original maturities of more than three months which were included in short-term investments. Accordingly, free cash flow totaled positive ¥9.2 billion, an increase of ¥17.0 billion compared with the corresponding year-ago period.

Cash flow used in financing activities recorded an outlay of ¥87.0 billion, mainly owing to the dividend payout.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥79.5 billion to ¥441.1 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Three months ended March 31, 2019

Net cash provided by operating activities	60.9

Net cash used in investing activities	(51.6)

Free cash flow	9.2

(2)	Operating Results and Financial Conditions (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the three months ended March 31, 2019.

Research and Development Expenses

Canon’s research and development expenses for the three months ended March 31, 2019 totaled ¥73.9 billion.

Property, Plant and Equipment

(1)     Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first three months of 2019.

(2)     Prospect of Capital Investment in the first three months of Fiscal 2019

There were no significant new constructions of property, plant and equipment, which were in progress as of December 31, 2018 and were completed during the three months ended March 31, 2019.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the three months ended March 31, 2019. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the three months ended March 31, 2019.

(3)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2019

No material contracts were entered into during the three months ended March 31, 2019.

III . Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2019
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

Not applicable.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2019
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (Millions of yen)	-	174,762
Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of December 31, 2018.

	As of December 31, 2018

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 254,013,600	-

Shares with full voting rights (Others)	1,078,366,900	10,783,669

Fractional unit shares (Note)	1,382,964	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,783,669

Note:

In “Fractional unit shares” under “Number of shares,” 41 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	254,013,600	19.04%

Total	254,013,600	19.04%

(2)	Directors and Executive Officers

There were no changes in members of directors and auditors, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2018 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2018 and the end of this quarter.

IV . Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2019	December 31, 2018

Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	441,096	520,645
Short-term investments (Notes 2 and 17)	1,631	956
Trade receivables, net (Note 3)	549,629	612,953
Inventories (Note 4)	650,891	611,281
Prepaid expenses and other current assets (Notes 6,11,13 and 17)	298,186	304,346

Total current assets	1,941,433	2,050,181

Noncurrent receivables (Note 15)	18,701	18,230
Investments (Notes 2 and 17)	43,776	42,556
Property, plant and equipment, net (Note 5)	1,094,760	1,090,992
Operating lease right-of-use assets (Note 14)	123,406	-
Intangible assets, net	377,134	391,021
Goodwill	900,265	908,511
Other assets (Note 6)	397,067	397,974

Total assets	4,896,542	4,899,465

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2019	December 31, 2018

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 16)	40,954	38,527
Trade payables (Note 7)	349,597	352,489
Accrued income taxes	25,112	41,264
Accrued expenses (Note 15)	309,314	321,137
Current operating lease liabilities (Note 14)	29,925	-
Other current liabilities (Notes 11,13 and 17)	254,707	276,237

Total current liabilities	1,009,609	1,029,654

Long-term debt, excluding current instalments (Notes 8 and 16)	363,571	361,962
Accrued pension and severance cost	375,835	382,789
Noncurrent operating lease liabilities (Note 14)	92,186	-
Other noncurrent liabilities	101,274	107,147

Total liabilities	1,942,475	1,881,552

Commitments and contingent liabilities (Note 15)

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,389	404,389
Legal reserve	67,314	67,116
Retained earnings	3,453,760	3,508,908
Accumulated other comprehensive income (loss) (Note 10)	(279,137)	(269,071)
Treasury stock, at cost	(1,058,504)	(1,058,502)
(Number of shares)	(254,014,296)	(254,013,641)

Total Canon Inc. shareholders’ equity	2,762,584	2,827,602
Noncontrolling interests (Note 9)	191,483	190,311

Total equity (Note 9)	2,954,067	3,017,913

Total liabilities and equity	4,896,542	4,899,465

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018

Net sales (Notes 6 and 13):
Products and Equipment	673,062	774,166
Services	191,404	186,546

	864,466	960,712

Cost of sales (Notes 14 and 18):
Products and Equipment	380,951	431,803
Services	93,160	84,215

	474,111	516,018

Gross profit	390,355	444,694

Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	275,994	288,691
Research and development expenses	73,935	78,920

	349,929	367,611

Operating profit	40,426	77,083

Other income (deductions):
Interest and dividend income	1,560	1,952
Interest expense	(284)	(257)
Other, net (Notes 2,10,13 and 18)	4,411	6,981

	5,687	8,676

Income before income taxes	46,113	85,759

Income taxes	11,222	25,942

Consolidated net income	34,891	59,817

Less: Net income attributable to noncontrolling interests	3,583	2,704

Net income attributable to Canon Inc.	31,308	57,113

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):

Basic	29.00	52.89
Diluted	28.99	52.89

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018

Consolidated net income	34,891	59,817
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(11,430)	(98,408)
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	(233)	1,265
Pension liability adjustments	1,823	245

	(9,840)	(96,898)

Comprehensive income (loss) (Note 9)	25,051	(37,081)
Less: Comprehensive income (loss) attributable to noncontrolling interests	3,687	(1,161)

Comprehensive income (loss) attributable to Canon Inc.	21,364	(35,920)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018
Cash flows from operating activities:
Consolidated net income	34,891	59,817
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	58,832	60,537
Loss on disposal of fixed assets	605	867
Deferred income taxes	(4,951)	(7,910)
Decrease in trade receivables	57,785	19,680
Increase in inventories	(40,246)	(38,216)
Increase in trade payables	552	7,607
Decrease in accrued income taxes	(16,085)	(40,110)
Decrease in accrued expenses	(9,070)	(171)
Decrease in accrued (prepaid) pension and severance cost	(3,489)	(9,538)
Other, net (Note 14)	(17,955)	(10,420)

Net cash provided by operating activities	60,869	42,143

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(49,168)	(47,773)
Proceeds from sale of fixed assets (Note 5)	38	1,024
Purchases of securities	(256)	(835)
Proceeds from sale and maturity of securities	666	263
(Increase) decrease in time deposits, net	(1,293)	567
Acquisitions of businesses, net of cash acquired	(1,716)	(2,592)
Other, net	97	(575)

Net cash used in investing activities	(51,632)	(49,921)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	43
Repayments of long-term debt	(348)	(2,821)
Increase in short-term loans, net	2,245	1,804
Dividends paid	(86,380)	(91,779)
Repurchases and reissuance of treasury stock, net	(2)	(7)
Other, net	(2,515)	(2,961)

Net cash used in financing activities	(87,000)	(95,721)

Effect of exchange rate changes on cash and cash equivalents	(1,786)	(17,604)

Net change in cash and cash equivalents	(79,549)	(121,103)
Cash and cash equivalents at beginning of period	520,645	721,814

Cash and cash equivalents at end of period	441,096	600,711

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	260	249
Income taxes	34,563	67,873

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2019 and December 31, 2018 are summarized as follows:

	March 31, 2019	December 31, 2018
Consolidated subsidiaries	370	379
Affiliated companies	8	8

Total	378	387

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of lease. Additionally, this guidance expands qualitative and quantitative disclosures related to lease. This guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applied the guidance from the quarter beginning January 1, 2019. Canon applied the package of practical expedients that allows us not to reassess whichever any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whichever initial direct costs qualify for capitalization, in addition to short term lease exception. Canon also adopted the transition method which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that exist at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 was ¥125,649 million. The corresponding lease liabilities were also recognized. The adoption of this guidance did not have a material impact on its consolidated results of operation. For further information, please refer to Note 6 or 14.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the quarter beginning January 1, 2019 with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously included in other income (deductions) in the consolidated statements of income are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the three months ended March 31, 2019 and 2018 are as follows:

	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018
Net gains and (losses) recognized during the period on equity securities	1,221	550
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	(51)	149

Unrealized gains and (losses) recognized during the period on equity securities still held at March 31.	1,272	401

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥4,872 million and ¥4,629 million at March 31, 2019 and December 31, 2018, respectively. The impairment or other adjustments resulting from observable price changes recorded during the three months ended March 31, 2019 and 2018 were not significant.

There was no available-for-sale debt securities at March 31, 2019. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in short-term investments by major security type were not significant at December 31, 2018.

The unrealized and realized gains and losses related to available-for-sale debt securities were not significant for the three months ended March 31, 2019 and 2018, respectively.

Time deposits with original maturities of more than three months are ¥1,631 million and ¥326 million at March 31, 2019 and December 31, 2018, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2019	December 31, 2018

Notes	27,762	29,878
Accounts	533,107	594,552
Less allowance for doubtful receivables	(11,240)	(11,477)

	549,629	612,953

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2019	December 31, 2018

Finished goods	417,934	393,820
Work in process	182,353	165,003
Raw materials	50,604	52,458

	650,891	611,281

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2019	December 31, 2018

Land	274,231	272,443
Buildings	1,631,615	1,629,683
Machinery and equipment	1,807,684	1,789,226
Construction in progress	72,344	67,045
Finance lease right-of-use assets	4,917	4,517

	3,790,791	3,762,914
Less accumulated depreciation	(2,696,031)	(2,671,922)

	1,094,760	1,090,992

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

After the adoption of ASU No. 2016-02 from the beginning of the first quarter of 2019, Canon has reclassified finance lease assets from buildings and machinery and equipment to finance lease right-of-use assets. Finance lease assets at December 31, 2018 also have been restated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting

Canon provides leasing arrangement to its customers primarily for the sales of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease components. Lease components generally include product, financing and while non-lease components generally consist of maintenance contracts and supplies.

Some of the contracts include options to extend or to terminate the lease. Canon takes such options into accounts to determine the lease term when it is reasonably certain that it will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers.

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

Millions of yen
Three months ended March 31, 2019
Lease income—sales-type and direct financing leases

Revenue at lease commencement	25,388
Interest income on lease receivables	4,921

Sales-type and direct financing leases income total	30,309

Lease income—operating leases	6,441

Variable lease income	1,686

Total lease income	38,436

Allowance for credit Losses

Finance receivables represent financing leases which consist of sales-type leases and direct financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 7 years. Finance receivables are ¥333,383 million and ¥331,011 million at March 31, 2019 and December 31, 2018, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	March 31, 2019	March 31, 2018
Balance at beginning of year	2,675	2,681
Charge-offs	(348)	(219)
Provision	246	93
Translation adjustments and other	(7)	(79)

Balance at end of year	2,566	2,476

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at March 31, 2019 and December 31, 2018 are not significant.

Canon has a syndication arrangement to sell its entire interests in finance receivables to a third-party financial institution. The transactions under the arrangement are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the three months ended March 31, 2019 and 2018. The amount remained uncollected was ¥22,221 million and ¥22,956 million at March 31, 2019 and December 31, 2018, respectively. Canon continues to provide collection and administrative services for the financial institution. The amount associated with the servicing liability measured at fair value was not material at March 31, 2019 and December 31, 2018, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at March 31, 2019 and December 31, 2018, respectively.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2019	December 31, 2018

Notes	62,470	68,140
Accounts	287,127	284,349

	349,597	352,489

(8)	Long-Term Debt

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥360,000 million at a floating interest of 0.07% and Canon has no unused credit facilities as of March 31, 2019.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2019 and 2018 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913

Cumulative effects of accounting standard update—adoption of ASU No.2017-12				122	(122)		-	-	-

Equity transactions with noncontrolling interests and other							-	362	362

Dividends to Canon Inc. shareholders				(86,380)			(86,380)		(86,380)

Dividends to noncontrolling interests							-	(2,877)	(2,877)

Transfer to legal reserve			198	(198)			-		-

Comprehensive income:

Net income				31,308			31,308	3,583	34,891

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					(11,423)		(11,423)	(7)	(11,430)

Net unrealized gains and losses on securities					-		-	-	-

Net gains and losses on derivative instruments					(235)		(235)	2	(233)

Pension liability adjustments					1,714		1,714	109	1,823

Total comprehensive income (loss)							21,364	3,687	25,051

Repurchases and reissuance of treasury stock				0		(2)	(2)		(2)

Balance at March 31, 2019	174,762	404,389	67,314	3,453,760	(279,137)	(1,058,504)	2,762,584	191,483	2,954,067

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

Cumulative effects of accounting standard update—adoption of ASU No.2014-09				(106)			(106)	(76)	(182)

Cumulative effects of accounting standard update—adoption of ASU No. 2016-01				5,343	(5,343)		-	-	-

Equity transactions with noncontrolling interests and other							-	(1)	(1)

Dividends to Canon Inc. shareholders				(91,779)			(91,779)		(91,779)

Dividends to noncontrolling interests							-	(2,961)	(2,961)

Transfer to legal reserve			164	(164)			-		-

Comprehensive income:

Net income				57,113			57,113	2,704	59,817

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					(94,575)		(94,575)	(3,833)	(98,408)

Net unrealized gains and losses on securities					-		-	-	-

Net gains and losses on derivative instruments					1,282		1,282	(17)	1,265

Pension liability adjustments					260		260	(15)	245

Total comprehensive income (loss)							(35,920)	(1,161)	(37,081)

Repurchases and reissuance of treasury stock				0		(7)	(7)		(7)

Balance at March 31, 2018	174,762	401,386	67,043	3,399,719	(241,604)	(1,058,488)	2,742,818	221,346	2,964,164

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2019 and 2018 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2018	(63,815)	-	308	(205,564)	(269,071)
Cumulative effects of accounting standard update—adoption of ASU No. 2017-12*	-	-	(122)	-	(122)
Other comprehensive income (loss) before reclassifications	(11,423)	-	(291)	(262)	(11,976)
Amounts reclassified from accumulated other comprehensive income (loss)	-	-	56	1,976	2,032

Net change during the period	(11,423)	-	(235)	1,714	(9,944)

Balance at March 31, 2019	(75,238)	-	(49)	(203,850)	(279,137)

* Represents the impact of adopting the new accounting standard related to financial instruments. Please refer to Note 1(c) for more detailed information.

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01	-	(5,343)	-	-	(5,343)
Other comprehensive income (loss) before reclassifications	(94,575)	-	1,167	-	(93,408)
Amounts reclassified from accumulated other comprehensive income (loss)	-	-	115	260	375

Net change during the period	(94,575)	-	1,282	260	(93,033)

Balance at March 31, 2018	(64,367)	141	1,102	(178,480)	(241,604)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2019 and 2018 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended March 31, 2019	Three months ended March 31, 2018	Affected line items in consolidated statements of income

Foreign currency translation adjustments	-	-	Other, net
	-	-	Income taxes

	-	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	-	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	-	-	Other, net
	-	-	Income taxes

	-	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	-	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	39	172	*2
	16	(59)	Income taxes

	55	113	Consolidated net income
	1	2	Net income attributable to noncontrolling interests

	56	115	Net income attributable to Canon Inc.

Pension liability adjustments	2,869	337	Other, net
	(796)	(47)	Income taxes

	2,073	290	Consolidated net income
	(97)	(30)	Net income attributable to noncontrolling interests

	1,976	260	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,032	375

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2

After the adoption of ASU No 2017-12, gains and losses on derivative are reclassified into net sales, which had been reclassified into other, net. Please refer to Notes 1(c) and 13 for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Revenue

Canon includes contract assets primarily for unbilled receivables mainly arising from services contracts for office products in prepaid expenses and other current assets in the consolidated balance sheet. The balances of the contract assets at March 31, 2019 and December 31, 2018 were ¥49,758 million and ¥50,799 million respectively.

Canon typically bills to the customer when performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at March 31, 2019 and December 31, 2018 were ¥118,624 million and ¥123,686 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the three months ended March 31, 2019, which had been included in the deferred revenue balance at December 31, 2018, was ¥49,982 million.

Remaining performance obligations for products and equipment at March 31, 2019 primarily arise from the sales of certain industrial equipment, amounting to ¥57,824 million, 73% of which is expected to be recognized as revenue within one year and remaining 27% is within two years. Disclosure of remaining performance obligations is not required for the majority of service since the revenue is recognized as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 12% of total service revenue and the average remaining period for these fixed contracts as of March 31, 2019 is about two years.

Disaggregated revenue by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2019 and 2018 are as follows:

	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018
Net income attributable to Canon Inc.	31,308	57,113

	Number of shares
	Three months ended March 31, 2019	Three months ended March 31, 2018
Average common shares outstanding	1,079,749,523	1,079,754,852
Effect of dilutive securities:
Stock options	73,977	-

Diluted common shares outstanding	1,079,823,500	1,079,754,852

	Yen
	Three months ended March 31, 2019	Three months ended March 31, 2018
Net income attributable to Canon Inc. shareholders per share:
Basic	29.00	52.89
Diluted	28.99	52.89

During the three months ended March 31, 2019, there was a dilutive effect from the stock options granted by the Company. In addition, the dilutive securities of the Company’s subsidiaries have a dilutive effect to the net income attributable to Canon Inc. shareholders per share computation. However, this effect is not significant for the three months ended March 31, 2019 and does not impact the disclosed amounts.

There were no dilutive securities during the three months ended March 31, 2018.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2019 are expected to be recognized in net sales over the next twelve months. After the adoption of ASU No. 2017-12 from the quarter beginning January 1, 2019, Canon includes the time value component in the assessment of hedge effectiveness, which had been excluded. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2019 and December 31, 2018 are set forth below:

	Millions of yen
	March 31, 2019	December 31, 2018

To sell foreign currencies	217,204	230,505
To buy foreign currencies	33,764	30,816

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2019 and December 31, 2018.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2019	December 31, 2018
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	55	521
Liabilities:
Foreign exchange contracts	Other current liabilities	528	323

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2019	December 31, 2018
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	769	2,622
Liabilities:
Foreign exchange contracts	Other current liabilities	678	443

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2019 and 2018.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(355)	Net sales	(39)

	Millions of yen
Three months ended March 31, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,653	Other, net	(172)	Other, net	(82)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	4,986

	Millions of yen
Three months ended March 31, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	7,176

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Lessee Accounting

Canon determines if an arrangement is a lease at inception of each contract. Canon has operating and finance leases for variable assets including office buildings, warehouses, employees’ accommodations, and vehicles. Some of Canon’s lease arrangements include options to extend, and some include options to terminate. Canon takes such options into accounts to determine the lease term when it is reasonably certain that it will exercise these options. Canon’s lease arrangements do not contain material residual value guarantees or material restrictive covenants.

As a rate implicit in the most of Canon’s leases cannot be ready determined, Canon uses incremental borrowing rate based on the information available at commencement to determine the present values of lease payments.

Canon has lease contracts with lease and non-lease components, which are accounted for separately. Canon allocates the consideration in the lease contract to the lease and non-lease components based upon the estimated standalone prices.

Lease costs are included in cost of goods sold or selling general and administrative expense in accompanying consolidated statement of income. Supplemental income statement information is as follows:

Millions of yen
Three months ended March 31, 2019
Operating lease cost	11,085
Short-term lease cost	3,070
Other lease cost	142

Total lease cost	14,297

Supplemental cash flow information is as follows.

Millions of yen
Three months ended March 31, 2019
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	11,151

Noncash activity—Rights of use assets obtained in exchange for lease liabilities
Operating leases	8,326

The following is a schedule by year of the future minimum lease payments under operating leases at March 31, 2019.

Millions of yen
Within one year	35,246
Two years	26,889
Three years	19,723
Four years	14,828
Five years	11,354
Thereafter	21,210
Total future minimum lease payments	129,250

Less Imputed Interest	(7,139)

Total (Net Investment in the lease)	122,111

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2019, commitments outstanding for the purchase of property, plant and equipment approximated ¥43,939 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥113,395 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥12,108 million and ¥12,728 million at March 31, 2019 and December 31, 2018, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Guarantees

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 7 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥3,905 million at March 31, 2019. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2019 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2019 and 2018 are summarized as follows:

Three months ended March 31, 2019

Millions of yen
Balance at December 31, 2018	17,318
Addition	7,011
Utilization	(7,343)
Other	(804)

Balance at March 31, 2019	16,182

Three months ended March 31, 2018

Millions of yen
Balance at December 31, 2017	17,452
Addition	9,627
Utilization	(6,288)
Other	(1,446)

Balance at March 31, 2018	19,345

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2019 and December 31, 2018 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note13, respectively.

	Millions of yen
	March 31, 2019		December 31, 2018
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(366,378)	(366,354)	(364,602)	(364,570)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2019 and December 31, 2018, one customer accounted for approximately 10% and 12% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2019 and December 31, 2018.

	Millions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	5,500	-	5,500
Investments:
Fund trusts and others	548	437	-	985
Equity securities	15,082	-	-	15,082
Prepaid expenses and other current assets:
Derivatives	-	824	-	824

Total assets	15,630	6,761	-	22,391

Liabilities:
Other current liabilities:
Derivatives	-	1,206	-	1,206

Total liabilities	-	1,206	-	1,206

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	70,500	-	70,500
Short-term investments:
Available-for-sale:
Corporate bonds	630	-	-	630
Investments:
Fund trusts and others	630	408	-	1,038
Equity securities	13,787	-	-	13,787
Prepaid expenses and other current assets:
Derivatives	-	3,143	-	3,143

Total assets	15,047	74,051	-	89,098

Liabilities:
Other current liabilities:
Derivatives	-	766	-	766

Total liabilities	-	766	-	766

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2019 and 2018, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information

Foreign Currencies Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥699 million and a net gain of ¥413 million for the three months ended March 31, 2019 and 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥9,690 million and ¥12,811 million for the three months ended March 31, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥12,560 million and ¥13,233 million for the three months ended March 31, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended March 31, 2019 and 2018 consisted of the following components:

	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018

Service cost	9,590	9,491

Interest cost	3,114	3,063

Expected return on plan assets	(7,323)	(7,544)

Amortization of prior service credit	(2,992)	(3,168)

Amortization of actuarial loss	4,369	3,505

(Gain)loss on curtailments and settlements	(859)	-

	5,899	5,347

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥5,500 million and ¥70,500 million at March 31, 2019 and December 31, 2018, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. In addition, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from Imaging System Business Unit to Industry and Others Business Unit. Operating results for the three months ended March 31, 2018 also have been restated.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers /

Large format inkjet printers / Commercial photo printers / Image scanners /

Calculators

Medical System Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras /

Multimedia projectors / Broadcast equipment / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers for each segment for the three months ended March 31, 2019 and 2018 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2019:

Net sales:
External customers	424,869	176,026	109,340	153,982	249	864,466
Intersegment	753	290	80	22,473	(23,596)	-

Total	425,622	176,316	109,420	176,455	(23,347)	864,466
Operating cost and expenses	380,494	171,579	102,718	171,165	(1,916)	824,040

Operating profit	45,128	4,737	6,702	5,290	(21,431)	40,426
Other income (deductions)	1,523	279	(185)	(32)	4,102	5,687

Income before income taxes	46,651	5,016	6,517	5,258	(17,329)	46,113

2018:

Net sales:
External customers	442,130	212,371	117,025	189,186	-	960,712
Intersegment	582	141	40	23,659	(24,422)	-

Total	442,712	212,512	117,065	212,845	(24,422)	960,712
Operating cost and expenses	390,979	186,829	106,596	197,434	1,791	883,629

Operating profit	51,733	25,683	10,469	15,411	(26,213)	77,083
Other income (deductions)	2,172	824	38	525	5,117	8,676

Income before income taxes	53,905	26,507	10,507	15,936	(21,096)	85,759

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

From the first quarter of 2019, Canon adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). As a result, corporate sales include gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales. Please refer to Note 1 (c) for more detailed information about the change in the accounting standard.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about product sales to external customers by business unit for the three months ended March 31, 2019 and 2018 is as follows:

	Millions of yen

	Three months ended	Three months ended

	March 31, 2019	March 31, 2018

Office

Monochrome copiers	64,426	67,889

Color copiers	93,430	95,490

Printers	161,090	175,202

Others	105,923	103,549

Total	424,869	442,130

Imaging System

Cameras	97,701	127,108

Inkjet printers	65,248	71,572

Others	13,077	13,691

Total	176,026	212,371

Medical System

Diagnostic equipment	109,340	117,025

Industry and Others

Lithography equipment	38,995	53,854

Others	114,987	135,332

Total	153,982	189,186

Corporate	249	-

Consolidated	864,466	960,712

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information by major geographic area for the three months ended March 31, 2019 and 2018 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2019:

Net sales:	219,294	238,366	214,883	191,923	864,466

2018:

Net sales:	224,940	239,611	247,849	248,312	960,712

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(20)	Subsequent Event

On May 9, 2019, the Board of Directors of the Company approved a plan to repurchase its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law of Japan, as follows.

1. Reason for repurchase:	The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2. Method of repurchase:	Market trade

3. Total number of shares to be repurchased:	Up to 17.5 million shares of the Company’s common stock

4. Total cost of repurchase:	Up to ¥50.0 billion

5. Period of repurchase:	From May 10, 2019 to July 31, 2019

(2)	Other Information

None.